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20008946

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50519

Mail Processing Section
MAR 02 2020
Washington DC
413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4417 Beach Blvd., Suite 302
(No. and Street)

Jacksonville	**FL**	**33207**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins **904-354-9600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rosenfield & Company, PLl
(Name - if individual, state last, first, middle name)

Capital Plaza II, 301 East Pine St., Ste 975	**Orlando**	**FL**	**32801**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CARTER
Notary Public - State of Florida
Commission # GG 273722
My Comm. Expires Nov 4, 2022
Bonded through National Notary Assn.

Notary Public

Signature

President
Title

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2019

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 I INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenfield & Company PLLC

We have served as the Company's auditor since 2017.
Orlando, Florida
February 27, 2020

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

CONTENTS:

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019

Assets:

Cash	$ 360,429
Accounts receivable	
Client	325,966
Related parties	43,897
Other	45,955
	415,818
Marketable securities owned, at fair value	77,726
Prepaid expenses and other assets	70,795
Operating lease asset	304,087
Equipment	116,570
Less accumulated depreciation	(86,700)
Equipment, net of depreciation	29,870
Total Assets	$ 1,258,725

Liabilities and Stockholders' Equity:

Accounts payable	$ 166,220
Related party payables	227,821
Accrued expenses	25,209
Operating lease obligation	305,909
Total liabilities	725,159
Stockholders' equity:	
Common stock ($0.10 par value)	
1,000 shares authorized,	
issued and outstanding	100
Additional paid-in capital	707,933
Accumulated deficit	(174,467)
Total Stockholders' equity	533,566
Total Liabilities and Stockholders' Equity	$ 1,258,725

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Mergers & acquisitions	$ 1,223,568
Consulting	1,866,644
Total revenues	3,090,212
Cost of services	(2,218,256)
Gross profit	871,956
Expenses:	
Payroll	487,439
Phone & information services	206,584
Professional fees	93,258
Rent	120,731
Dues & subscriptions	38,975
Marketing	40,062
Commissions & fees	21,600
Office	43,931
Depreciation	16,099
Contributions	10,000
Travel	496
Conferences & meetings	297
Client reimbursable, net of income	(12,107)
Bad debts	13,771
Operating & maintenance	455
Repairs & maintenance	1,203
Total expenses	1,082,794
Operating loss	(210,838)
Other Income:	
Related party reimbursable, net of expense	50,310
Unrealized gains on marketable securities	8,863
Dividend income	1,999
Total other income	61,172
Net loss	$ (149,666)

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2019	$ 100	$ 410,933	$ (24,801)	$ 386,232
Capital Contribution	-	297,000	-	297,000
Distributions to Stockholders	-	-	-	-
Net loss	-	-	(149,666)	(149,666)
Balance at December 31, 2019	$ 100	$ 707,933	$ (174,467)	$ 533,566

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:		
Net loss	$	(149,666)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		16,099
Non-cash dividends		(1,312)
Unrealized gains on marketable securities		(8,863)
Capital contributed in payment of expenses		41,279
Changes in operating assets and liabilities:		
Increase in receivables		(196,942)
Increase in prepaid expenses and other assets		(30,512)
Increase in accounts payable and accrued expenses		292,647
Decrease in operating lease liability		1,822
Net cash flows from operating activities		(35,448)
Cash Flows From Investing Activities:		
Purchase of equipment		(6,716)
Cash Flows From Financing Activities:		
Owners' Contribution		255,721
Net change in cash		213,557
Cash at the beginning of the year		146,872
Cash at the end of the year	$	360,429

The accompanying notes are an integral part of these financial statements

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2019

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

The Company's operations are subject to several factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions. For the year ended December 31, 2019, the Company had a net loss of $149,666, generated cash deficit from operating activities of $35,448 and at December 31, 2019 had an accumulated deficit of $174,467. During the year ended December 31, 2019, the Company's stockholders (Note 6) contributed capital totaling $297,000 so the Company could meet its obligations and net capital requirements (Note 3). The Company will require additional cash to continue operations if it is unable to increase revenues or sufficiently reduce expenses. The stockholders have indicated they will make such contributions as necessary to continue operations and meet the Company's net capital requirements.

Note 2 – Summary of Significant Accounting Policies:

Accounts Receivable:
The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities owned, at fair value:
The Company's investments in marketable securities are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

This standard utilizes a fair value hierarchy, which describes the following three levels of inputs that may be used to measure fair value:

Level 1: Values measured using quoted prices in active markets for identical investments. The Company's marketable securities owned are all valued pursuant to this level.

Level 2: Values measured using observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Values measured using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Net realized and unrealized increases or decreases in fair value of the investments in marketable securities are included in net earnings.

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes:
Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed based upon their personal tax statuses and returns. The Company uses the cash basis of accounting for income tax purposes.

The Company files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Standards Updates. Effective January 1, 2019 the Company adopted Accounting Standards Codification (ASC) topic 842, Leases. ASC topic 842 requires the recognition of lease right of use and obligation of assets and liabilities on the Statement of Financial Condition. Previously, lessees were not required to recognize assets and liabilities arising from operating leases on the Statement of Financial Condition. Prior-period information has not been restated as we have elected the cumulative-effect adoption method.

The standard provided several optional practical expedients for use in transition We elected to use what the Financial Accounting Standards Board (FASB) has deemed the "package of practical expedients," which allowed us to not reassess our previous conclusion about the lease identification, lease classification and the accounting treatment for initial direct costs. We did not elect the practical expedient pertaining to the use of hindsight.

The most significant effects of the standard on our Financial Statements are (1) the recognition of a new right-of-use asset and lease liabilities on our Statement of Financial Condition for our operating lease, and (2) significant new disclosures about our leasing activities (Note 8). On January 1, 2019 we recognized operating lease liabilities and right-of-use assets of $420,629 based on the present value of the remaining lease payments over the lease term. The new standard did not have a material impact on our results of operation, financial condition, cash flows or our Net Capital calculation.

Revenue Recognition:
Revenue is earned from advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

All revenues of the Company are recorded in accordance with ASC 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The company will recognize revenue for any retainers, which are non-refundable, and consulting contracts as they are billed. Revenue from merger & acquisition contracts will be recognized when there is a successful sale of the business.

The majority of revenue arrangements consist of a performance obligation to provide strategic consulting and merger & acquisition services in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with the Company's revenue recognition policy under previous guidance.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2019, the Company reported net capital of $236,323, which was $208,252 in excess of its net capital requirement of $28,071. The Company's ratio of aggregate indebtedness-to-net capital was 1.7818 to 1. Accordingly, the Company is in compliance with its net capital requirements at December 31, 2019.

Note 4 – Investments in Marketable Securities Owned, at Fair Value:

The Company's investments in marketable securities owned, at fair value, consist of common stocks and mutual funds with fair value based on quoted prices in active markets (all Level 1 measurements).

Investments are summarized as follows at December 31, 2019:

	Cost	Fair Value	Total Unrealized Gains	2019 Unrealized Gains
Common stocks	$ 3,300	$ 32,130	$ 28,830	$ 7,659
Mutual funds	43,926	45,596	1,670	1,204
	$ 47,226	$ 77,726	$ 30,500	$ 8,863

Note 5 – Equipment:

Equipment is summarized as follows:

	Useful life (years)	
Office and computer equipment	5-7	$66,379
Furniture and fixtures	5-7	25,819
Leasehold improvements	3-7	24,372
		116,570
Less accumulated depreciation		86,700
		$29,870

Depreciation expense totaled $16,099 for the year ended December 31, 2019.

Note 6 – Related Party Transactions:

The Company has an Expense Sharing and Professional Service Agreements with Business Valuation, Inc. ("BVI"), a corporation wholly-owned by the Company's majority stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts who provide subcontractor services.

The Company paid BVI $900,424 during the year ended December 31, 2019 for the above services, which were recorded as expense, and owed $12,496 subcontractor services and certain other expenses. BVI owed the Company $9,450 for other operating expenses at December 31, 2019, which is included in related party payables and receivables in the accompanying Statement of Financial Condition.

Commissions and fees to stockholders totaled $631,467 for the year ended December 31, 2019 and are included in cost of services in the accompanying Statement of Income.

Additionally, the stockholders' and independent contractor agreements contain a provision that each stockholder and principal, after a grace period of eighteen months, is responsible for earning a minimum fee income of $3,333 per month, or $40,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder and principal.

As of December 31, 2019, the amount due to stockholders of $215,325 is included in accounts payable – related parties in the accompanying Statement of Financial Condition. Amounts due from stockholders for travel expenses, legal fees, and analyst fees was $34,447 is part of the $43,897 accounts receivable related party in the accompanying Statement of Financial Condition.

Heritage Realty Capital, LLC ("HRC") has identical ownership as The Company. HRC functions as a business broker and as a real estate broker on smaller transactions that do not benefit from FINRA rules and published guidance. The company does not have an Expense Sharing or Professional Service Agreement with HRC. Periodically, invoices from outside service providers may co-mingle amounts due from HRC on invoices sent to The Company or vice a versa. When this circumstance arises, the companies settle the discrepancy by issuing an invoice for the amount due.

Note 7 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

For the year ended December 31, 2019, fees and consulting income generated 59.1% of the Company's total revenues, and five of the Company's clients accounted for 20.6% of total revenue from fees and consulting with no client accounting for more than 10%. Receivables due from two clients represented approximately 75% of accounts receivable at December 31, 2019.

Note 8 – Commitments and Contingencies:

We recognize at lease commencement a right-of-use (ROU) asset and lease liability based on the present value of the future lease payment over the lease term. We have elected to not recognize a ROU asset and lease liability for the leases with terms of 12 months or less. Our lease does not explicitly state the discount rate implicit in the lease, we use our risk-free interest rate derived from the treasury yield curve (3%) on the commencement date to calculate the present value of the future payments.

In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For our real estate lease, we apply a practical expedient to include any non-lease components in calculating the ROU asset and lease liability. For all other types of leases, non-lease components are excluded from our ROU assets and lease liabilities and expensed as incurred.

Our leases for office space make up 100% of our lease obligation.

Effective November 1, 2014, the Company entered into a non-cancellable lease agreement for its new office location. The lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring October 31, 2021 (1.8years). The Company subleases a percentage of its space to BVI based on square footage usage. Rent expense, net of sublease amounts billed to BVI, totaled $120,731 for the year ended December 31, 2019.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2019

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31, 2019	Obligations	Lease Liability	Right of Use Asset
2020	$ 167,204	$ 138,132	$ 135,884
2021	$ 138,705	$ 0	$ 0
	$ 305,909		

Estimated sublease income from BVI for the two years succeeding December 31, 2019 are as follows: 2020 - $65,391; 2021 - $55,522.

Effective September 1, 2019 the Company entered into a non-cancellable lease agreement for its new office location in Savannah, GA at a cost of $900 per month. The lease expires August 31, 2020 with an option to renew.

Except for the lease commitments, the Company has no other material commitments or contingencies existing as of December 31, 2019 that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2019.

HERITAGE CAPITAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
Of the Securities and Exchange Commission
DECEMBER 31, 2019

Net Capital:	
Total Stockholders' equity	$ 533,566
Fees receivable	(187,655)
Equipment, net	(29,870)
Prepaid expenses and other assets	(70,795)
Tentative Net Capital	245,246
Haircut on marketable securities	(8,923)
Net Capital	$ 236,323
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 394,041
Accrued expenses	25,209
Lease liability	1,822
Total Aggregate Indebtedness	$ 421,072
Non AI Liabilities	
Lease liability	304,087
Total Liabilities	725,159
Computation of basic net capital requirement:	
One-fifteenth of Aggregate Indebtedness	$ 28,071
Minimum dollar net capital requirement	5,000
Net capital requirement (greater)	$ 28,071
Excess Net Capital	$ 208,252
Percentage of Aggregate Indebtedness To Net Capital	178.18%

There were no material differences existing between the above computation and that reported in the Company's corresponding unaudited Form A-17a Part IIA filed for the year. Accordingly, no reconciliation is necessary.

HERITAGE CAPITAL GROUP, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2019 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION):

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2019 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at December 31, 2019.

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 | INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Act 1934, in which (1) Heritage Capital Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption form 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it had met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenfield & Company PLLC
Orlando, Florida
February 27, 2020

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

ROSENFIELD AND CO, PLLC
(888) 556-1154 | INFO@ROSENFIELDANDCO.COM
ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Heritage Capital Group, Inc. (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) . Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rosenfield & Company PLLC

Orlando, Florida
February 27, 2020

HERITAGE CAPITAL GROUP, INC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2019

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the year ended December 31, 2019.

(2) The Company has met the exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2019 without exception.

I, C. Donald Wiggins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Donald Wiggins

President

Heritage Capital Group, Inc.

February 28, 2020